EIGER TECHNOLOGY, INC.
NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

          NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Eiger Technology, Inc. (the “Company”) will be held at 144 Front Street West, Suite 700, Toronto, Ontario M5J 2L7 on Tuesday, the 21st day of March, 2006 at 2:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited and consolidated financial statements of the Company for the fiscal year ended September 30, 2005, together with the auditors’ report thereon;

2.	to elect the Board of Directors of the Company;

3.	to reappoint the auditors of the Company for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

4.

to pass a special resolution, with or without amendment, that the Board of Directors approves that management can change the Company’s name and the name of any subsidiaries or change jurisdiction of the Company or any subsidiary of same;

5.

to transact such further or other business as may properly be brought before the Annual Meeting and any adjournment thereof that shareholders of record as of February 14th, 2006 are entitled to vote at the Annual and Special General Meeting.

          A copy of the Company’s Management Proxy Circular, the Company’s 2005 Annual Report, a form of proxy and a supplemental mailing list form accompany this Notice. Shareholders who are unable to attend the Annual & Special Meeting in person are requested to complete and sign the enclosed form of proxy and return it to the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company, at 625 Howe St., 10th Floor, Vancouver, British Columbia V6C 3B8. Proxies must be received by Pacific Corporate Trust Company at least 48 hours (excluding Saturdays and holidays) prior to the date of the Annual Meeting or any adjournment thereof, or delivered to the chair of the Meeting on the day of the Annual Meeting prior to the commencement thereof or any adjournment thereof.

By Order of the Board of Directors

Gerry A. Racicot
President and Chief Executive Officer
Eiger Technology, Inc.

Toronto, Ontario
February 14th, 2006